UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11–K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from…………………………to………………………..

Commission file number………..001-14423…………

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLEXUS CORP. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLEXUS CORP.
ONE PLEXUS WAY
NEENAH, WI 54957

Plexus Corp.
401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017

Plexus Corp.
401(k) Retirement Plan

Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because they are not applicable to the Plexus Corp. 401(k) Retirement Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Committee and Participants
Plexus Corp. 401(k) Retirement Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Plexus Corp. 401(k) Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2014.

/s/ Grant Thornton LLP
Appleton, Wisconsin
June 21, 2019

Plexus Corp. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value	$325,109,402	$345,484,291
Notes receivable from participants	6,493,858	6,640,687
Net assets available for benefits	$331,603,260	$352,124,978

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Year Ended
December 31, 2018
Additions to net assets:
Net investment loss:
Net depreciation in fair value of investments	$(35,734,764)
Dividends	9,322,919
Total investment loss	(26,411,845)

Interest income on notes receivable from participants	338,040

Contributions:
Employer	8,552,400
Participant	17,144,593
Participant rollovers	3,200,717
Total contributions	28,897,710
Total additions to net assets	2,823,905

Deductions from net assets:
Benefits paid to participants	22,756,095
Administrative expenses	589,528
Total deductions from net assets	23,345,623

Net decrease during the year	(20,521,718)

Net assets available for benefits
Beginning of year	352,124,978
End of year	$331,603,260

The accompanying notes are an integral part of this financial statement.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

1. Description of Plan
The following description of the Plexus Corp. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all United States (“U.S.”) employees of Plexus Corp. (“Plexus”, the “Company” or the “Employer”) and affiliated employers, as defined therein. Employees are eligible to participate immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions
Employee contributions are based on voluntary elections via phone or internet by the participants directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 75% of their eligible compensation. New hires and rehires are subject to the automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees are enrolled with a 4% deferral election, and the deferral election will increase 1% each year up to a maximum of 15% of their annual compensation.
The safe harbor matching contribution will be determined on an annual basis; however, on a per pay period basis, the Company makes a matching contribution on behalf of each eligible participant equal to 100% of the first 4% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution immediately following their date of hire. Contributions are limited by Section 415(c) of the Internal Revenue Code (the “IRC”). The Plan permits rollover contributions from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution.
Investment Alternatives
Plan participants may direct their entire account balances in partial percentage increments to any of the various investment options offered by the Plan, which includes the common stock of the Company ("Plexus Corp. Common Stock"). Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.
Participant Accounts and Allocations
Prior to July 2, 2018, Massachusetts Mutual Life Insurance Company Retirement Services ("MassMutual") acted as the trustee of the Plan. Effective July 2, 2018, T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") became the Plan's trustee. In connection with this transfer of services, the Plan entered into a new Adoption Agreement with T. Rowe Price. For all investment programs that are mutual funds, T. Rowe Price maintains participant balances on a share method. Participant investments in the Wells Fargo Stable Value Fund C and the T. Rowe Price Retirement Trusts are accounted for on a unit value method.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

Units and unit values for these funds as of December 31, 2018 and 2017 were as follows:

	Units		Unit Value
	December 31,		December 31,
	2018	2017	2018	2017
Wells Fargo Stable Value Fund C	371,180	346,100	$53.72	$52.69
T. Rowe Price Retirement 2005 Trust	11,132	—	$14.40	$—
T. Rowe Price Retirement 2010 Trust	100,716	96,726	$14.97	$15.51
T. Rowe Price Retirement 2015 Trust	134,526	168,556	$15.87	$16.55
T. Rowe Price Retirement 2020 Trust	900,332	877,398	$16.72	$17.57
T. Rowe Price Retirement 2025 Trust	1,026,703	1,194,989	$17.50	$18.53
T. Rowe Price Retirement 2030 Trust	1,790,234	1,773,158	$18.20	$19.38
T. Rowe Price Retirement 2035 Trust	1,164,364	1,063,134	$18.70	$20.03
T. Rowe Price Retirement 2040 Trust	1,356,186	1,279,107	$19.03	$20.47
T. Rowe Price Retirement 2045 Trust	593,358	508,530	$19.05	$20.54
T. Rowe Price Retirement 2050 Trust	433,453	336,443	$19.04	$20.55
T. Rowe Price Retirement 2055 Trust	359,051	301,994	$19.04	$20.54
T. Rowe Price Retirement 2060 Trust	156,317	96,459	$12.18	$13.14
T. Rowe Price Retirement Balanced Trust	178,679	132,126	$13.97	$14.44
Each participant’s account is credited with the participant’s contributions, Company matching contributions, and Plan earnings (losses). Transaction fees charged for participant loans and distributions are allocated directly to that participant’s account. Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.
Vesting and Distributions
Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable, in full or as partial withdrawals, in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, attainment of age 59-1/2, or if a qualified reservist is called to active military duty. Participant account balances of less than $5,000 are automatically distributed in a single lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to offset Company matching contributions.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their total account balance. Participants may have a maximum of two loans outstanding against their account at one time. All loans must be repaid within five years except for loans for the purchase of a primary residence, which may have a longer repayment term as determined at the discretion of the Plan administrator. Loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator at the time the loan is executed based on the prevailing rate charged by other lenders for a similar loan.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

As of December 31, 2018 and 2017, all outstanding loans bore interest at the prime rate plus 1%. Principal and interest are paid ratably through regular payroll deductions.
Plan Reimbursement Account
As part of the recordkeeping and administrative service fee arrangement with MassMutual prior to July 2, 2018 and T. Rowe Price after July 1, 2018 ("the trustees"), the trustees reimburse investment fund related revenue received relating to the Plan that is in excess of the agreed upon service fee structure.  The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account.  Investment fund related revenue received by the trustees typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates.  The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments.
Plan reimbursement revenue amounted to approximately $10,000 for the year ended December 31, 2018.

2. Summary of Significant Accounting Policies
Accounting Method
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles (“GAAP”) in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties
The Plan provides for various investment options in a combination of different investment securities, including a Plexus Corp. Common Stock fund. The Plan’s investments are exposed to various risks, including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid except for any excess contributions payable to participants, which are recorded as they become payable.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are not reflected within the financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants' accounts and are included in administrative expenses. Investment related expenses are included in net appreciation/(depreciation) of the fair value of investments.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.

3.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

Mutual Funds and Money Market: Valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is a quoted price in an active market.
Common Stock: Valued at the closing price reported on the active market on which the common stock is traded.
Common/Collective Trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2018 and 2017, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The fair value for the common/collective trusts are provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Level 1	Level 2	Level 3	Total
2018:
Mutual funds	$144,570,557	$—	$—	$144,570,557
Common stock	12,817,259	—	—	12,817,259
Money market	1,121	—	—	1,121
Total assets in the fair value hierarchy	$157,388,937	$—	$—	$157,388,937
Common/collective trusts*				167,720,465
Total investments measured at fair value				$325,109,402

2017:
Mutual funds	$162,073,090	$—	$—	$162,073,090
Common stock	13,817,382	—	—	13,817,382
Money market	656,010	—	—	656,010
Total assets in the fair value hierarchy	$176,546,482	$—	$—	$176,546,482
Common/collective trusts*				168,937,809
Total investments measured at fair value				$345,484,291
*The Wells Fargo Stable Value Fund C (the "Fund") is 100% invested in the Wells Fargo Stable Return Fund G, which holds investments in general insurance contracts and security-backed contracts in which each contract issuer specifies specific events which may trigger a market value adjustment. At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund's ability to transact at contract value with participants, is probable. At December 31, 2018 and 2017, the Fund did not have any unfunded commitments, any other redemption restrictions or a redemption notice period.
*The T. Rowe Price Retirement Trusts (the "Retirement Trusts") are structured as a trust of trusts that invests in other trusts offered by the trust company (the "underlying trusts"); the underlying trusts invest directly in securities. At December 31, 2018 and 2017, the Retirement Trust did not have any unfunded commitments, any other redemption restrictions or a redemption notice period.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2018 and 2017

4.	Tax Status
The Plan adopted T. Rowe Price's savings plan document, which received a favorable opinion letter from the Internal Revenue Service, dated October 31, 2011, stating that it is qualified under the applicable requirements of the IRC and is, therefore, not subject to tax under present income tax laws.  The Plan has been amended since receiving the opinion letter.  However, the Plan administrator believes the Plan is designed and is currently being operated in compliance, in all material respects, with the applicable IRC requirements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that would likely not be sustained upon examination by a taxing authority.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

5.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	Related Party Transactions
Certain Plan investments represent Employer securities. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.
Notes receivable from participants also qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA.
Certain Plan investments are in shares of common trust funds and mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee defined by the Plan, and therefore, these purchases and sales qualify as party-in-interest transactions.
Fees paid by the Plan for investment management and record keeping are included as a reduction of the return earned by each fund.

Plexus Corp. 401(k) Retirement Plan
EIN: 39-1344447, PN: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment	Current Value **
	Vanguard Institutional Index Fund	Mutual Fund	$40,636,565
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	32,582,255
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	25,808,217
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	21,773,597
	Wells Fargo Stable Value Fund C	Collective Trust Fund	19,939,777
*	T. Rowe Price Blue Chip Growth	Mutual Fund	19,024,662
	Voya Small Cap Opportunities	Mutual Fund	18,470,704
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	17,967,308
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	15,053,546
*	T. Rowe Price Equity Income Fund	Mutual Fund	14,326,500
	American EuroPacific Growth Fund	Mutual Fund	14,085,797
*	Plexus Corp. Common Stock	Common Stock	12,817,259
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	11,303,464
	Vanguard Total Bond Market Index Fund	Mutual Fund	9,427,371
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	8,252,951
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	6,836,325
	American Beacon Small Cap Value	Mutual Fund	6,616,502
	Lazard Emerging Markets Institutional	Mutual Fund	5,494,264
*	T. Rowe Price Intl. Growth and Income Fund	Mutual Fund	4,336,278
	M.F.S Emerging Market Debt	Mutual Fund	3,031,359
	Vanguard Inflation Protected Securities	Mutual Fund	2,660,692
*	T. Rowe Price Retirement Balanced Trust	Common Trust Fund	2,496,146
	PIMCO Commodities Plus Institutional Fund	Mutual Fund	2,438,876
	Hartford Intl. Small Company	Mutual Fund	2,354,215
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	2,134,925
*	T. Rowe Price Retirement 2060 Trust	Common Trust Fund	1,903,935
	M.S.I Frontier Emerging Markets Fund	Mutual Fund	1,666,772
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	1,507,712
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	160,307
	Money Market Funds	Money Market	1,121
			$325,109,402

*	Participant Loans	4.25% - 6.50% interest rate; maturity dates ranging from 2018-2023	$6,493,858

*Party-in-interest.
**Related cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) RETIREMENT PLAN

Date: June 21, 2019

/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary